ADM SECURITIES, LLC

Statement of Financial Condition

December 31, 2022

ADM Securities, LLC
Table of Contents
December 31, 2022



Fort Lauderdale

Report of Independent Registered Public Accounting Firm

To the Members of
ADM Securities, LLC
Hollywood, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of ADM Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as ADM Securities, LLC's auditor since 2021.
Fort Lauderdale, Florida
February 23, 2023

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

ADM Securities, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	51,197
Clearing deposit		10,000
Prepaid insurance		6,334
Right-of-use lease asset		4,740
Total assets		72,271

Liabilities and Members' Equity

Liabilities:

Accounts payable	7,300
Operating lease liability	4,740
Total liabilities	12,040

Commitments and contingencies and related party transactions (Notes 5 and 6)

Members' Equity		60,231
Total liabilities and members' equity	$	72,271

The Notes to the Financial Statement are an integral part of this statement.

ADM Securities, LLC
Notes to Financial Statement
December 31, 2022

1.   **Nature of Operations**

ADM Securities, LLC (the "Company") was formed in June 2019 in the State of Delaware, and operates as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is approved to conduct the following lines of broker-dealer business: retailing corporate debt and equity securities and selling of private placements.

2.   **Summary of Significant Accounting Policies**

Basis of Accounting
The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
As a limited liability company, the Company's assets, liabilities, income and expenses are treated as if members directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to income taxes. All items of income and expense are proportionally allocated among the members. Therefore, the Company's results of operations are presented without a provision for income taxes.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

The Company maintains cash balances at two financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, these balances may exceed the federally insured limits. However, these balances are maintained with high-quality financial institutions which management believes limits the risk. There were no amounts in excess of insured limits at December 31, 2022.

3.   **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital, as defined, to be the greater of $5,000 or 6-2/3% of aggregate indebtedness, and requires that the aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2022, the Company had net capital of $43,897 which exceeded the required net capital of $5,000 by $38,897. At December 31, 2022, the Company's aggregate indebtedness to net capital ratio was 0.17 to 1.

4.   **Regulation**

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

5.   **Related Party Transactions**

The Company has an expense sharing agreement with a company (the "affiliate") whose shareholders are also the shareholders of the Company. The agreement is continuous until amended in writing by either party at their sole discretion. The affiliate pays certain general and administrative expenses on behalf of the Company.   These expenses are billed directly to the affiliate by the vendors. At December 31, 2022, the amount due to the affiliate was $0.

6.   **Commitments and Contingencies**

The Company entered into a lease agreement with a related party which commenced on March 1, 2021 and ends on March 1, 2025. The monthly rent under the agreement is $200 which is charged to the Company. As such, it has been determined by the Company this is an operating lease under the provisions of ASC Topic 842. Also included in the lease agreement are furniture, fixtures and equipment. The lease agreement contains one renewal option for an additional five year term.

The Company determines if a contract contains a lease at inception and recognizes an operating lease right-of-use asset and operating lease liability based on the present value of the future minimum lease payments at the lease commencement date. As our lease does not contain an implicit rate, the Company used our incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease agreements that have lease and non-lease components are accounted for as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Future minimum lease payments under our non-cancellable lease, reconciled to our operating lease liability are as follows:

For the Year Ended December 31:	**Amounts**
2023	2,400
2024	2,400
2025	400
Total	$5,200
Less interest	(460)
Total operating lease liability	$4,740

The discount rate used to calculate the present value of its future lease payments to recognize the operating lease liability was 4%.

6.   **Commitments and Contingencies (continued)**

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

7.   **Subsequent Events**
The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through February 23, 2023, the date the financial statements were available to be issued.